Exhibit 99.1

FANG cOMPLETES EQUITY ACQUISITION IN WANLI

BEIJING, August 10, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang”), the leading real estate Internet portal in China, today announced that it has completed the acquisition of a 10% equity interest in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), from its former controlling shareholder.

For further details of this acquisition, please refer to previous public announcements made by Fang as well as public announcement made by Wanli, available at www.sse.com.cn, the official website of the Shanghai Stock Exchange.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Wanli

Founded in 1992, Wanli is a manufacturer of storage batteries. Wanli’s shares have been listed on the Shanghai Stock Exchange since 1994.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Jessie Yang

Director, Investor Relations

Phone: +86-10-5631-8805

Email: jessieyang@fang.com